Exhibit to Item 77C
Touchstone Variable Series Trust

       A Special Meeting of Shareholders (the "Meeting") of the
Touchstone
Enhanced ETF Fund (the "Fund"), a series of Touchstone Variable Series
Trust,
(the "Trust") held on December 11, 2013, shareholders of the Touchstone Variable Series Trust voted to reorganize the Fund into the Touchstone Aggressive ETF Fund, each a series of the Trust. The Report of the Inspector of Election showed the following number of shares of the Trust that had voted in favor or against the proposal:

       FUND              For             Against               Abstain
 Touchstone           1,064,971          3,695                  305
 Enhanced
 ETF Fund



       Ms. Lo certified that 35% of the total number of shares of the Fund present and entitled to vote at this Meeting had voted to approve the proposal.